Darren K. DeStefano

T: +1 703 456 8034

ddestefano@cooley.com

November 2, 2012

VIA EDGAR

Erin Martin

Attorney-Advisor

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Re:	Gladstone Land Corporation

Registration Statement on Form S-11

Registration No. 333-183965

Dear Ms. Martin,

On behalf of Gladstone Land Corporation (the “Company”), we are enclosing with this letter, for your review, revised draft legality and tax opinions with respect to the Company’s Registration Statement on Form S-11 (Registration No. 333-183965), which opinions have been revised in response to comments we received from the staff of the U.S. Securities and Exchange Commission’s Division of Corporation Finance on October 25, 2012.

Please feel free to call me at (703) 456-8034 if you have any questions.

Very truly yours,

/s/ Darren K. DeStefano

Darren K. DeStefano

Enclosures

ONE FREEDOM SQUARE, RESTON TOWN CENTER, 11951 FREEDOM DRIVE, RESTON, VA 20190-5656 T: (703) 456-8000 F: (703) 456-8100 WWW.COOLEY.COM

DARREN K. DESTEFANO

(703) 456-8034

ddestefano@cooley.com

                    , 2012

Gladstone Land Corporation

1521 Westbranch Drive, Suite 200

McLean, Virginia 22102

Ladies and Gentlemen:

You have requested our opinion with respect to certain matters in connection with the filing by Gladstone Land Corporation, a Maryland corporation (the “Company”), of a Registration Statement on Form S-11 (Registration No. 333-183965) (the “Registration Statement”) with the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Act”), including a related prospectus filed with the Registration Statement (the “Prospectus”), covering an underwritten public offering of up to [3,633,334] shares of common stock, par value $0.001 per share, of the Company pursuant to the Registration Statement (the “Shares”).

In connection with this opinion, we have examined and relied upon the Registration Statement and related Prospectus, the Company’s Articles of Incorporation and Amended and Restated Bylaws, each as currently in effect, and the originals or copies certified to our satisfaction of such other records, documents, certificates, opinions, memoranda and other instruments as in our judgment are necessary or appropriate to enable us to render the opinion expressed below. We have assumed the genuineness and authenticity of all documents submitted to us as originals and the conformity to originals of all documents where due execution and delivery are a prerequisite to the effectiveness thereof. As to certain factual matters, we have relied upon a certificate of officers of the Company and have not sought to independently verify such matters. Our opinion is expressed only with respect to the Maryland General Corporation Law.

On the basis of the foregoing and in reliance thereon, we are of the opinion that the Shares, when sold and issued in the manner contemplated by the Registration Statement and the related Prospectus, will be validly issued, fully paid and nonassessable.

We consent to the reference to our firm under the caption “Legal Matters” in the Prospectus included in the Registration Statement and to the filing of this opinion as an exhibit to the Registration Statement. In giving such consent, we do not thereby admit that we are acting within the category of persons whose consent is required under Section 7 of the Act and the rules and regulations of the Commission thereunder.

ONE FREEDOM SQUARE, RESTON TOWN CENTER, 11951 FREEDOM DRIVE, RESTON, VA 20190-5656 T: (703) 456-8000 F: (703) 456-8100 WWW.COOLEY.COM

Gladstone Land Corporation

                    , 2012

Page Two

Sincerely,

COOLEY LLP

By:

        Darren K. DeStefano

cc: Gladstone Land Corporation

ONE FREEDOM SQUARE, RESTON TOWN CENTER, 11951 FREEDOM DRIVE, RESTON, VA 20190-5656 T: (703) 456-8000 F: (703) 456-8100 WWW.COOLEY.COM

Daniel P. Meehan

(212) 479-6061

dmeehan@cooley.com

                 , 2012

Gladstone Land Corporation

1521 Westbranch Drive, Second Floor

McLean, Virginia 22102

Ladies and Gentlemen:

You have requested our opinions with respect to certain federal income tax matters in connection with the proposed initial public offering by Gladstone Land Corporation (the “Company”) of up to [•]shares of common stock, par value $0.001 per share, of the Company (the “Offering”), including [•] shares for which the underwriters have been granted an over-allotment option (collectively, the “Shares”), as more fully described in the Registration Statement on Form S-11 (File No. 333-183965), filed with the Securities and Exchange Commission on September 18, 2012, and amended through the date hereof (the “Registration Statement”), and the prospectus included therein (the “Prospectus”). Unless otherwise defined, all capitalized terms used herein have the respective meanings set forth in the Registration Statement.

We have acted as counsel to the Company with respect to the Offering. As such, and for the purpose of rendering this opinion, we have examined, and are relying upon (without any independent investigation or review thereof) the truth and accuracy, at all relevant times, of the statements, covenants, representations and warranties contained in the following documents (including all exhibits and schedules attached thereto):

(i) The Registration Statement and exhibits thereto, including the Articles of Incorporation and Bylaws of the Company and the Agreement of Limited Partnership of Gladstone Land Limited Partnership, a Delaware limited partnership (the “Partnership”);

(ii) The letter from Gladstone Management Corporation, a Delaware corporation (the “Adviser”) and the Company to this firm, dated November [•], 2012, (the “Tax Representation Letter”), representing, among other things, the truth and accuracy of the representations attributed to them and statements about the organization and operation of the Company and the Partnership in the Prospectus; and

(iii) Such other instruments and documents related to the formation, organization and operation of the Company and the Offering as we have deemed necessary or appropriate.

In connection with rendering this opinion, we have assumed (without any independent investigation or review thereof) that:

(i)	Original documents submitted to us (including signatures thereto) are authentic, documents submitted to us as copies conform to the original documents, and that all such documents have been duly and validly executed and delivered where due execution and delivery are a prerequisite to the effectiveness thereof;

1114 AVENUE OF THE AMERICAS, NEW YORK, NY 10036  T: (212) 479-6000  F: (212) 479-6275  WWW.COOLEY.COM

Gladstone Land Corporation

                 , 2012

(ii) All representations, warranties and statements regarding facts made or agreed to by the Adviser, the Company, the Partnership, their managements, employees, officers, directors, stockholders, partners and affiliates in connection with the Offering, including, but not limited to, those set forth in the Registration Statement (including exhibits) and the Tax Representation Letter, are true and accurate at all relevant times;

(iii) The Company will not make any amendments to its organizational documents or the Partnership Agreement after the date of its qualification as a real estate investment trust (a “REIT”) under Section 856 of the Internal Revenue Code of 1986, as amended (the “Code”) that would affect its qualification as a REIT for that taxable year or any taxable year thereafter;

(iv) No action will be taken by the Adviser, the Company, the Partnership, their managements, employees, officers, directors, stockholders, partners and affiliates, after the date hereof that would have the effect of altering the facts upon which the opinions set forth below are based;

(vi) The Offering will be consummated in accordance with the description in the Prospectus; and

(vii) Any representation or statement made “to the knowledge of” or similarly qualified is correct without such qualification.

We have also assumed, and you have represented, that during its taxable year ending December 31, 2012, and future taxable years, the Company has operated and will operate in a manner that will make the representations contained in the Tax Representation Letter true for such years. We understand, and you have represented, that the Company intends to qualify as a REIT commencing with its taxable year ending December 31, 2013 or December 31, 2014.

Based on our examination of the foregoing items and subject to the limitations, qualifications, assumptions and caveats set forth herein, we are of the opinion that, under federal income tax laws as of the date hereof:

(i) The Company’s organization and proposed method of operation commencing with its taxable year ending December 31, 2013, or, in the event that the Company does not elect to be taxed as a REIT for the year ending December 31, 2013, then for the taxable year ending December 31, 2014, will enable it to meet the requirements for qualification and taxation as a REIT for such taxable year and for subsequent taxable years; and

(ii) The statements contained in the Prospectus under the captions “Federal Income Tax Consequences of Our Status as a REIT,” and “Other Tax Consequences,” insofar as such statements constitute matters of law, summaries of legal matters, or legal conclusions, fairly present in all material respects, the matters referred to therein.

1114 AVENUE OF THE AMERICAS, NEW YORK, NY 10036  T: (212) 479-6000  F: (212) 479-6275  WWW.COOLEY.COM

Gladstone Land Corporation

                         , 2012

With respect to our opinion contained in paragraph (i) above, you should note that actual qualification of the Company as a REIT will depend upon the Company’s meeting, through its actual operations, the various qualification tests imposed by the Code and that no prediction as to those actual operating results is implied by our opinion.

This opinion relates only to matters of federal income tax law and does not address the state, local or foreign tax treatment of the Company. In addition, no opinion is expressed as to any federal income tax consequence except as specifically set forth herein, and this opinion may not be relied upon except with respect to the consequences specifically discussed herein. This opinion is based on various statutory provisions, regulations promulgated thereunder and interpretations thereof by the Internal Revenue Service and the courts having jurisdiction over such matters, all of which are subject to change either prospectively or retroactively. Also, any variation or difference in the facts from those set forth in the representations described above, including in the Registration Statement, may affect the conclusions stated herein.

This opinion only represents our best judgment as to the federal income tax status of the Company and is not binding on the Internal Revenue Service or any court of law, tribunal, administrative agency or other governmental body. The conclusions are based on the Code, existing judicial decisions, administrative regulations and published rulings. No assurance can be given that future legislative, judicial or administrative changes or interpretations would not adversely affect the accuracy of the conclusions stated herein. Nevertheless, by rendering this opinion, we undertake no responsibility to advise you of any new developments in the application or interpretation of the federal income tax laws.

This opinion is being delivered solely in connection with the filing of the Registration Statement and is intended for use in connection with the transactions set forth therein. This opinion may not be relied upon or utilized for any other purpose. However, this opinion may be relied upon by persons entitled to rely on it pursuant to applicable provisions of federal securities law, including purchasers of Shares in this offering.

We consent to the reference to our firm under the caption “Federal Income Tax Consequences of Our Status as a REIT” in the Prospectus and to the reproduction and filing of this opinion as an exhibit to the Registration Statement.

Sincerely,

Cooley LLP

Daniel P. Meehan

1114 AVENUE OF THE AMERICAS, NEW YORK, NY 10036  T: (212) 479-6000  F: (212) 479-6275  WWW.COOLEY.COM